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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ROYAL GROUP TECHNOLOGIES LIMITED

(Name of Issuer)

Subordinate Voting Shares

(Title of Class of Securities)

779915 10 7

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 779915 10 7

1.	Name of Reporting Person: The Bank of Nova Scotia		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 214,024

		6.	Shared Voting Power: 3,818,140

		7.	Sole Dispositive Power: 214,024

		8.	Shared Dispositive Power: 3,818,140

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,032,164 at December 31, 2002

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.22%

12.	Type of Reporting Person: CO

13G
CUSIP No. 779915 10 7

1.	Name of Reporting Person: Scotiabank (Ireland) Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: The Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 3,600,000

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 3,600,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,600,000 at December 31, 2002

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.66%

12.	Type of Reporting Person: CO

13G
CUSIP No. 779915 10 7

1.	Name of Reporting Person: Scotia Capital Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 218,140

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 218,140

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 218,140 at December 31, 2002

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.28%

12.	Type of Reporting Person: CO

13G

Item 1.
	(a)	Name of Issuer:
Royal Group Technologies Limited
	(b)	Address of Issuer's Principal Executive Offices:
Royal Group Technologies Limited 1 Royal Gate Boulevard Woodbridge, Ontario, Canada L4L 8Z7

Item 2.
	(a)	Name of Person Filing:
The Bank of Nova Scotia (“Scotiabank”) and Scotia Capital Inc (“SCI”), an indirect wholly-owned subsidiary of Scotiabank and Scotiabank (Ireland) Limited (“SIL”), an indirect wholly-owned subsidiary of Scotiabank.
Of the subordinate voting shares reported herein as being the deemed aggregate amount beneficially owned by Scotiabank:
(i) 214,024 are owned by Scotiabank directly;
(ii) 218,140 are owned by SCI;
(iii) 3,600,000 are owned by SIL (by way of an exchangeable debenture).
	(b)	Address of Principal Business Office or, if none, Residence:
Scotiabank: The Bank of Nova Scotia
Attention: Group Compliance
44 King Street West
Toronto, Ontario, Canada M5H 1H1

SCI: Scotia Capital Inc.
Attention: Institutional Equity Sales & Trading
40 King Street West, 65th Floor
Toronto, Ontario, Canada M5W 2X6

SIL: Scotiabank (Ireland) Limited
IFSC House
Custom House Dock
Dublin 1, The Republic of Ireland

	(c)	Citizenship:
Scotiabank: Organized under the laws of Canada. SCI: Organized under the laws of the Province of Ontario, Canada. SIL: Organized under the laws of The Republic of Ireland.
	(d)	Title of Class of Securities:
Subordinate Voting Shares
	(e)	CUSIP Number:
779915 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
Scotiabank: 214,024 SCI: 218,140 SIL: 3,600,000
(b) Percent of class:
Scotiabank: 0.28% SCI: 0.28% SIL: 4.66%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
Scotiabank: 214,024 SCI: 0 SIL: 0
(ii) Shared power to vote or to direct the vote:
Scotiabank: 3,818,140 SCI: 218,140 SIL: 3,600,000
(iii) Sole power to dispose or to direct the disposition of:
Scotiabank: 274,454 SCI: 0 SIL: 0
(iv) Shared power to dispose or to direct the disposition of:
Scotiabank: 3,818,140 SCI: 218,140 SIL: 3,600,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

13G

Item 10.	Certification.

By signing below, each signatory certifies that, to the best of the signatory’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2003

Company Name(s):

THE BANK OF NOVA SCOTIA

By:	/s/ David Smith
Name:	David Smith
Title:	Vice-President, Group Compliance

SCOTIA CAPITAL INC.

By:	/s/ James Mountain
Name:	James Mountain
Title:	Managing Director

SCOTIABANK (IRELAND) LIMITED

By:	/s/ Robert Masters
Name:	Robert Masters
Title:	Unit Head

EXHIBIT A

FILING AGREEMENT
AMONG
THE BANK OF NOVA SCOTIA,
SCOTIA CAPITAL INC. AND
SCOTIABANK (IRELAND) LIMITED

The undersigned hereby agree that the Schedule 13G with respect to the Subordinate Voting Shares of Royal Group Technologies Limited dated of even date herewith is and shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rules 13d-1(c) and 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Date:	February 13, 2003

THE BANK OF NOVA SCOTIA

By:	/s/ David Smith
Name:	David Smith
Title:	Vice-President, Group Compliance

SCOTIA CAPITAL INC.

By:	/s/ James Mountain
Name:	James Mountain
Title:	Managing Director

SCOTIABANK (IRELAND) LIMITED

By:	/s/ Robert Masters
Name:	Robert Masters
Title:	Unit Head